838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-457 September 28, 2022

Platinum Group Metals Ltd. Announces CFO Appointment

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") announces that Greg Blair has been appointed to the position of Chief Financial Officer ("CFO") effective September 27, 2022, following his serving as Interim CFO since July 2021.  Mr. Blair will be based in Vancouver and will oversee the Company's global financial reporting obligations and internal and disclosure controls.

Mr. Blair's appointment was unanimously approved by the Board of Platinum Group.  Frank Hallam, President, CEO and Director of the Company commented, "Greg Blair has been an integral member of the team at Platinum Group Metals Ltd. since 2010.  His careful management style, work commitment and contribution towards our objectives over that time have been invaluable to the Company.  He will play a significant role as we advance our development objectives for the large-scale Waterberg platinum and palladium project.  I am pleased to welcome Greg as the Company's new CFO."

A Chartered Professional Accountant with over 13 years of experience in public and private enterprises, Mr. Blair holds a degree in Economics from Simon Fraser University and was the Company's Financial Controller from 2010 to 2021.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank Hallam

President and CEO

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD	..2

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.